Exhibit 77(i)

Terms of New or Amended Securities

At the June 3, 2009 Board meeting, the Board of Directors of ING Series Fund, Inc. (“ISFI”) approved the establishment of Class W Shares on behalf of ING Growth and Income Fund and ING Small Company Fund.